May 8, 2006


By facsimile to (402) 231-8556 and U.S. Mail


Mr. Fredrick J. Knievel
Chairman
Husker AG, LLC
54048 Highway 20
Plainview, NE 68769

Re:	Husker AG, LLC
	Revised Preliminary Proxy Statement on Schedule 14A
	Filed May 3, 2006
	Amendment 2 to Annual Report on Form 10-K for the fiscal year ended December 31, 2005
	Filed May 3, 2006
	File No. 0-49733

Dear Mr. Knievel:

We reviewed the filings and have the comments below.

PreR4A

Proposals relating to the Plant Expansion Project, page 16

1. We note the revised disclosures in response to prior comments 2 and 3 that if Husker AG, LLC or Husker is to proceed with the proposed plant expansion project, Husker has to:

* Execute a definitive agreement with a design build contractor for the construction of the plant expansion.

* Obtain bank financing for the construction of the plant expansion.

* Obtain equity financing from its members in the form of a rights offering to provide a portion of the needed financing.

	Additional disclosure states that Husker expects that its
ability to obtain debt financing 	from a lender will be subject
to
its ability to raise a sufficient amount of equity capital 	from
its
members in the form of a rights offering.

	Although Husker is not requesting members to approve the
equity
financing in the form 	of a rights offering and is not required
to
do so under applicable state law, proposal 2 	generally and
proposal 3 specifically "involve" the equity financing in the form of
a rights 	offering.  See note A to Schedule 14A.  Thus, Husker
must
provide all of the information 	that Schedule 14A would require
about the equity financing in the form of a rights 	offering.
This includes the information required by Item 11 of Schedule 14A,
including 	the information required by Item 13(a) of Schedule
14A
as specified in subparagraph (e) 	of Item 11.  Please revise.

Closing

	File a revised Pre14A in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If you think that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the revised Pre14A, the response to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since Husker and its management are in possession of all facts relating to the disclosure in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Husker in which Husker acknowledges that:

* Husker is responsible for the adequacy and accuracy of the disclosure in the filing.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

* Husker may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Husker provides us in our review of the filing or in response to our comments on the filing.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3767.

Very truly yours,





   Jennifer R. Hardy

Legal Branch Chief

cc:	Dennis Fogland, Esq.
	Doug Murray, Esq.
	Baird Holm LLP
	1500 Woodmen Tower
	Omaha, NE 68102



Mr. Fredrick J. Knievel
May 8, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE